Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2790
EMAIL ADDRESS
RICHARD.PRINS@SKADDEN.COM

June 17, 2010

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Apollo Investment Corporation

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the oral comment you provided to the Company on June 16, 2010 with regards to its Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement").  Your comment is set forth below and the Company's response follows.

1.         You asked that the Company undertake to add certain commitments in its shelf registration statement if it wishes to be able to issue shares under such shelf registration statement at a discount pursuant to shareholder authority under Section 63(2).

The Company has the two requested commitments in its current registration statement.  Assuming the dilution proposal passes, the Company will include them in any future registration statement filed during the period such Section 63(2) authority is in effect.

I hope that the response of the Company in this letter resolves your comments.  If you have additional comments, please let me know.

Sincerely,

Richard T. Prins